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                             March 16, 2023

       Jeff Holman
       Chief Financial Officer
       Magellan Midstream Partners, L.P.
       One Williams Center
       P.O. Box 22186
       Tulsa, OK 74121-2186

                                                        Re: Magellan Midstream
Partners, L.P.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2022
                                                            Filed February 21,
2023
                                                            File No. 001-16335

       Dear Jeff Holman:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 40

   1. We note that you identify Product Margin as a non-GAAP measure that is used by management to evaluate
the profitability of your commodity-related activities, including the gas liquids
blending and fractionation activities of your Refined Products segment.

                                                        You define the measure
as "product sales revenue less cost of product sales" and state that
                                                        "its components are
determined in accordance with GAAP" on page 5 and in earnings releases. You also
state on page 39, with reference to the commodity related activities, that your measure
"...better represents its importance to our results of operations."
 Jeff Holman
FirstName  LastNameJeff Holman
Magellan Midstream  Partners, L.P.
Comapany
March      NameMagellan Midstream Partners, L.P.
       16, 2023
March2 16, 2023 Page 2
Page
FirstName LastName
         We believe that you will need to revise disclosures in your periodic filings and earnings releases to adhere to the requirements in Item 10(e) of Regulation S-K
and   244.100 of
         Regulation G. For example, you must present the most directly comparable GAAP-based measure with equal or greater prominence and include a reconciliation between these measures to comply with paragraphs (1)(i)(A) and (B) of this guidance.

         We believe that gross margin (or gross profit), as described in the FASB Master Glossary, would be the most directly comparable GAAP-based measure.

         Your characterization of Product Margin as better representing the importance of your commodity related activities is contrary to this guidance and should therefore be tempered with reference and contrast to the GAAP-based measure of gross margin (or gross profit).

         Your description of the components as being determined in accordance with GAAP also appears to be contrary to general requirements pertaining to costs of tangible goods sold, considering the associated guidance on inventory and contract accounting in FASB ASC
         330-10-30-1 and 340-40-25-7, and the presentation guidance in Rule 5-03.2 of Regulation
         S-X. The cost of product sales utilized in your non-GAAP measure and presented in your
         Statements of Income on page 56 and associated tabulations on pages 40 and 60-
         67 appears to be incomplete. For example, we note that you have excluded depreciation and amortization. It is also unclear whether some portion of costs reported as operating would be attributable to cost of product sales under applicable GAAP.

         Please modify the associated disclosures to clarify that you are using an incomplete measure and expand your accounting policy disclosures in Note 2 to describe the composition of costs reported as "Operating" and "Cost of product sales."

         While you may present attributable costs separately, you would need to follow the labeling conventions described in SAB Topic 11:B, to specify or identify the separately reported attributable amounts in your presentation.

         Please submit the revisions that you propose to address the concerns outlined above, and explain to us how you evaluated the amounts reported as Operating in determining the extent to which those amounts are attributable to Cost of product sales.
Liquidity and Capital Resources
Cash Flows and Capital Expenditures, page 45

2. We note that you attribute the change in operating cash flows to non-specific changes in working capital accounts and income from continuing operations and provide a general reference to adjustments made in reconciling net income to operating cash flows for non-
         cash items and distributions from non-controlled entities.

         Please expand your disclosure to provide a more informative analysis and discussion of changes in operating cash flows, to more clearly convey the underlying reasons for, and
 Jeff Holman
Magellan Midstream Partners, L.P.
March 16, 2023
Page 3
         implications of, material changes between periods and to provide investors with an understanding of trends and variability in cash flows.

         Please consider the nature of activity that would be reported under the direct method of presenting operating cash flows pursuant to FASB ASC 230-10-45-25, and the guidance in Section IV.B.1 of SEC Release 33-8350, in formulating your disclosures, and submit the revisions that you proposed to address this concern.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Sondra Snyder, Staff Accountant at (202) 551-3332, or Robert Babula,
Staff Accountant at (202) 551-3339 with any questions.



FirstName LastNameJeff Holman                                Sincerely,
Comapany NameMagellan Midstream Partners, L.P.
                                                             Division of
Corporation Finance
March 16, 2023 Page 3                                        Office of Energy &
Transportation
FirstName LastName